Global Arena Holdings, Inc.

555 Madison Ave, 12th Floor

New York, NY 10022

June 9, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Global Arena Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 15, 2014

File No. 000-49819

Proxy Statement Cover Page

1. This document appears to be a solicitation of proxies under Schedule 14A, rather than an information statement distributed under Schedule 14C. Revise the document throughout to clarify that this is a proxy statement, not an information statement. Please also note your disclosure on page 18.

The disclosure has been appropriately revised to indicate that it is a solicitation of proxies under Schedule 14A.

Proposal I. Adoption of 2011 Stock Awards Plan, page 10

2. This proposal appears to ask shareholders to vote to approve more than one distinct matter. Specifically, you seek shareholder approval for the 2011 Stock Awards Plan; the approval of the 2014 amendment to the plan, and ratification of issuances under the plan. Please revise your disclosure and your proxy card to discuss each matter and present them as separate matters on the proxy card. Revise your proxy to explain to your investors the consequences to Global Arena if shareholders do not approve any of the matters. Please refer to Exchange Act Rule 14a-4(a)(3).

The disclosure has been revised to clarify that the proxy is only seeking the approval of the amendment to the Stock Awards Plan.  The proxy is not seeking the approval of the 2011 Stock Awards Plan, which was filed with the SEC on Form S-8 on July 5, 2011.  The proxy has been revised to explain the consequences to Global Arena if shareholders do not approve any of the matters.

3. Please include the copy of the plan and amendment with your revised preliminary proxy.

The stock awards plan has been provided as Exhibit A with the revised preliminary proxy.

Proposal III. Adoption of Amended and Restated Bylaws, page 18

4. Your proposal is titled “Adoption of Amended and Restated Bylaws” and the introductory paragraph references your Amended and Restated Bylaws. However, the descriptions of the provision descriptions and your recommendation reference your articles of incorporation. Please revise to clarify whether you are seeking approval to amend the articles of incorporation or your bylaws.

The disclosure has been revised to clarify that the amendment to the articles of incorporation is to increase the amount of authorized preferred shares, and the amended and restated bylaws are to adjust the board structure.  All references to the articles and the bylaws have been corrected as appropriate.

5. It appears that you are soliciting votes to create a staggered board and to prohibit the removal of officers and directors by written consent. Please revise your proposal to present each amended provision as separate matters that shareholders can vote upon. Please refer to Rule 14a-4(a)(3).

The disclosure has been revised to indicate that we are only seeking a vote for creating the separate board.  All references to prohibiting the removal of officers and directors by written consent have been removed.

6. Include a copy of the amended bylaws with your next revised preliminary proxy.

The amended bylaws have been included as Exhibit B.

Proxy Card

7. Revise the proxy card to provide shareholders with the opportunity to vote for, against or to abstain with regard to each voting matter. For example, you need to provide investors with the opportunity to vote for each board member up for election.

The proxy card has been revised to provide the opportunity to vote for, against, or to abstain with regard to each voting matter.

8. Please move your proxy card so that it appears after the proxy itself.

The proxy card has been moved to the back of the document after the proxy.

Further, the Company acknowledges that:

 - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Very truly yours,

/s/ John Matthews

John Matthews

Chief Executive Officer

Global Arena Holdings, Inc.